UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K   |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
              |_| Form N-SAR  |_| N-CSR

                   For Period Ended:  September 30, 2008

              |_| Transition Report on Form 10-K
              |_| Transition Report on Form 20-F
              |_| Transition Report on Form 11-K
              |_| Transition Report on Form 10-Q
              |_| Transition Report on Form N-SAR

              For the Transition Period Ended :
                                               ------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Platinum Energy Resources, Inc.


Former name if applicable:
                          --------------------------------------------------

Address of principal executive office (street and number):
11490 Westheimer Road, Suite 1000

City, state and zip code:  Houston, Texas 77077

                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

      On October 31, 2008, Platinum Energy Resources, Inc. (the "Company") filed a Form 8-K reporting that it intends to restate its previously reported unaudited consolidated financial statements for the three and six months periods ended June 30, 2008 due to an error in reporting certain commodity hedges that were entered into in April 2008 but inadvertently omitted from the reported second quarter 2008 financial results. The Company is assessing the impact of this error and is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 by the initial filing deadline of November 10, 2008 without unreasonable effort and expense. The Registrant intends to have the Form 10-Q filed as soon as practicable, and in no event later than the fifth calendar day following the prescribed due date.


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

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification: Barry Kostiner, Chief Executive Officer at (281) 649-4500

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      The Company was a blank check company for the periods ended in 2007 and consequently had no operations and no net operating results. For the three months and nine months ended September 30, 2008, the Company's results of operations included those of the oil and gas entities acquired on and subsequent to October 26, 2007 for the 2008 periods and those of the Company's engineering services business from its date of acquisition on April 29, 2008 through September 30, 2008.


                         Platinum Energy Resources, Inc.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 11, 2008           By:   /s/ Barry Kostiner
                                      ---------------------------------------
                                      Barry Kostiner
                                      Chief Executive Officer


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